18010082

N

SEC Mail Processing Section
NOV 29 2018
Washington DC
408

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-20747

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/17 (MM/DD/YY) AND ENDING 09/30/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cape Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1600 Pennsylvania Avenue
(No. and Street)

McDonough	GA	30253
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Gettenberg — 212-668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway SE, Suite 1100	Atlanta	Georgia	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jim Webb, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cape Securities Inc., as of September 30, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

Notary Public

JULI A CONN
NOTARY PUBLIC
HENRY COUNTY, GEORGIA
EXP. 8/21/21

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cape Securities, Inc

Financial Statements
and Supplementary Schedules

For the Year Ended September 30, 2018

With

Report of Independent Registered Public Accounting Firm

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Cape Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Cape Securities, Inc. (the "Company") as of September 30, 2018, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying

schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the company's auditor since 2008.

November 27, 2018
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

Contents
As of and for Year Ended September 30, 2018

Report of Independent Registered Public Accounting Firm

Financial Statements

Statement of Financial Condition

Statement of Operations

Statement of Changes in Stockholder's Equity

Statement of Cash Flows

Notes to Financial Statements

Supplementary Information

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Schedule II - Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission

Schedule III - Information for Possession of Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

Report of Independent Registered Public Accounting Firm

Exemption Report

Statement of Financial Condition
September 30, 2018

ASSETS

Cash	$	349,393
Commission receivable		104,594
Clearing deposit		100,000
Property and equipment, net of accumulated depreciation of $53,960		30,874
Accounts receivable		19,500
Prepaid expenses		80,288
TOTAL ASSETS	$	684,649

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	60,289
Accrued Commissions		209,230
Accrued litigation and settlements		25,000
Due to related party		10,530
TOTAL LIABILITIES		305,049
Stockholder's Equity		
Common stock, $1 par value 1,500,000 shares authorized 230,000 shares issued and outstanding		230,000
Additional paid in capital		335,360
Retained earnings (deficit)		(185,760)
TOTAL STOCKHOLDER'S EQUITY		379,600
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	684,649

See accompanying notes to financial statements

Statement of Operations
For the Year Ended September 30, 2018

REVENUE:	
Commission income	$ 6,203,731
Mutual fund fees	223,638
Registered rep fee income	83,474
Other income	166,469
Interest income	69,216
Total revenue	6,746,528
OPERATING EXPENSES:	
Compensation and benefits	5,207,071
Professional fees	122,855
Clearance fees	180,018
Technology and communications	148,724
Occupancy and equipment	138,914
Other	605,008
Total expenses	6,402,590
NET INCOME	$ 343,938

See accompanying notes to financial statements

Statement of Changes in Stockholder's Equity
Year Ended September 30, 2018

	Common Stock	Additional Paid in Capital	Retained Earnings (Deficit)	Stockholders' Equity
Balance at October 1, 2017	$230,000	$335,360	$(425,545)	$139,815
Net Income	-		343,938	343,938
Distributions to Stockholder	-	-	(104,153)	(104,153)
Balance at September 30, 2018	$230,000	$335,360	$(185,760)	$379,600

See accompanying notes to financial statements

Statement of Cash Flows
Year Ended September 30, 2018

OPERATING ACTIVITIES:	
Net Income	$ 343,938
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation expense	$ 12,158
Changes in operating assets and liabilities	
Decrease in commissions receivable	24,608
Increase in accounts receivable - other	(19,500)
Increase in Prepaid expenses	(71,923)
Decrease in due to related party	(28,996)
Increase in Accounts payable and accrued expenses	8,645
Increase in Commissions Payable	19,867
Decrease in due from clearing broker	32,173
Decrease in due from employees	19,135
Decrease in accrued litigation and settlements	(30,000)
Net cash provided by operating activities	310,105
FINANCING ACTIVITIES:	
Repayment of note payable to regulators	(22,004)
Distributions to Stockholder	(104,153)
Net cash used by financing activities	(126,157)
NET INCREASE IN CASH	183,948
CASH AT BEGINNING OF YEAR	165,445
CASH AT END OF YEAR	$ 349,393

See accompanying notes to financial statements

Notes to Financial Statements
September 30, 2018

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: The Company is a registered broker dealer organized under the laws of the state of North Carolina in 1985. The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority and the securities commissions of appropriate states. The Company's primary business is brokerage of investment securities.

Cash: The Company maintains its bank accounts in high credit quality institutions. Balances at times may exceed federally insured limits

Property and Equipment: Property and equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

Income Taxes: The Company has elected S corporation status whereby the income or losses of the Company flow through to and are taxable to its stockholder.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Commissions and Accounts Receivable: Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Generally, customer receivables are believed to be fully collectible; accordingly, no allowance for doubtful accounts is reflected in the accompanying financial statements.

Securities Transactions: Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a trade date basis with related commission income and expenses reported on a trade date basis Securities owned are valued at market value, and securities owned, that are not readily marketable, are valued at fair value as determined by management.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were available to be issued.

NOTE B - NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2018, the Company had net capital of $239,521, which was $219,185 more than its required net capital of $20,336 and the ratio of aggregate indebtedness to net capital was 1.27 to 1.0.

NOTE C - RELATED PARTIES

The Company leases office premises from a related party under a month-to-month lease for monthly rent payments that varied from $5,572 to $7,500 (total $81,200) under a sublease that expires July 2019. The related party landlord pays its landlord $6,827 monthly and is dependent upon the Company to fund its lease commitment.

Effective January 1, 2018, the Company pays a related party service fees monthly. Service fees for 2018 were approximately $76,000.

In addition, effective September 2014, a related entity purchased two automobiles used by officers of the Company, under installment notes for which the related entity is dependent upon the Company for cash flow for the installment payments. Future payments required under the terms of the notes are the following:

2019	19,000
2020	19,000
Total	$38,000

Effective January 1, 2017, the Company has an administrative services agreement with a related party. Pursuant to the agreement, the related party paid approximately $780,000 of payroll cost incurred by the Company for which the related party was reimbursed by the Company.

The due to related party at September 30, 2018 of $10,530 arises from these arrangements.

Financial positions and results of operations would differ from the amounts in the acompanying financial statements if these related party transactions did not exist.

NOTE D – FINANCIAL INSTRUMENTS

Financial Instruments with Off-Balance-Sheet Risk: In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company will purchase or sell the financial instrument underlying the contract at a loss.

Credit Risk: The Company is engaged in various trading and brokerage activities in which counterparties include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE E – CLEARING BROKER & CLEARING AGREEMENTS

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities.

NOTE F – CONTINGENCIES

At September 30, 2018, the Company is engaged in three arbitrations with customers incurred in the normal course of business. At September 30, 2018, the Company has accrued $25,000 for the expected cost to litigate and settle the matters. It is reasonably possible that the eventual outcome of these matters could differ from the amount accrued and that difference could be material.

NOTE G – LEASES

The Company leases office faciltiies from a related party. See Note C for a desription of this arrangement.

In addition, the Company leases office premises pursuant to a lease that expires October 31, 2018. Rent expenses pursuant to this lease was approximately $38,000 for the year ended September 30, 2018.

NOTE H - NEW ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. The Company will adopt ASU 2014-09 effective October 1, 2018. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. In doing so, companies will need to use more judgment and make more estimates than under current guidance. The Company is currently evaluating the impact that the adoption of the new accounting guidance may have on its financial statements.

In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2019. A lessee will be required to recognize on the balance sheet the assets and liabilities for leases with lease terms of more than 12 months. Management is currently evaluating the effect this pronouncement will have on the financial statements and related disclosures.

Cape Securities, Inc

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission Act of 1934
As of September 30, 2018

SCHEDULE I

TOTAL STOCKHOLDERS' EQUITY QUALIFIED FOR NET CAPITAL	$ 379,600
DEDUCTIONS AND/OR CHARGES:	
Non-allowable assets and other assets:	(140,078)
NET CAPITAL	$ 239,522
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 20,337
Excess net capital	$ 219,185
Net Capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required	$ 209,017
AGGREGATE INDEBTEDNESS:	
Accounts Payable and Accrued Expenses	$ 305,049
Percentage of aggregate indebtedness to net capital	127.36%

There are no material differences between the preceding computation and the Company's corresponding unaudited amended Part IIA of Form X-17A-5 as of September 30, 2018.

See accompanying notes to financial statements

SCHEDULE II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 (EXEMPTION)

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(ii).

SCHEDULE III - Information for Possession or Control Requirements Under Rule 15c3-3 (EXEMPTION)

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(ii). The company did not maintain possession or control of any customer funds or securities at September 30, 2018.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Cape Securities, Inc.

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Cape Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Cape Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) Cape Securities, Inc. stated that Cape Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Cape Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Cape Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

November 27, 2018
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC

Cape Securities Inc.
Exemption Report

Securities and Exchange Commission
100 First Street, NE
Washington, D.C. 20549

To whom it may concern:

Cape Securities Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): [(2)(ii)]

(2) The Company met the identified exemption provisions in Paragraph (k) of Rule 15c3-3 throughout the fiscal year ended September 30, 2018 without exception.

I, Jim Webb, swear (or affirm) that, to my best knowledge and belief, we did not identify any exceptions to this exemption during this period.

[signature]

Title: CEO

Cape Securities, Inc.

Schedule of SIPC Assessment and Payments

For the Year Ended September 30, 2018

Cape Securities, Inc.
SEPTEMBER 30, 2018

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Schedule of SIPC Assessment and Payments	2
SIPC-7 Form	3, 4

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Stockholder of
Cape Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2018 which were agreed to by Cape Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Cape Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Cape Securities, Inc.'s management is responsible for Cape Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended September 30, 2018, with the amounts reported in Form SIPC-7 for the year ended September 30, 2018, noting no differences;
3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and,
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

November 27, 2018
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC

SIPC-7 (35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (35-REV 6/17)

For the fiscal year ended Sept. 30, 2018

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Cape Securities, Inc.
1600 Pennsylvania Avenue
McDonough, GA 30253

8-20747

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jay Gettenberg 212-668-8700

2. A. General Assessment (item 2e from page 2) $7,665

B. Less payment made with SIPC-6 filed (exclude interest) (9,691)
April 30, 2018, Oct. 31, 2018
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) (2,026)

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $(2,026)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $(2,026)

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Cape Securities, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Accountant
(Title)

Dated the 27th day of November, 2018.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ Postmarked _____ Received _____ Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning October 1, 2017
and ending Sept. 30, 2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$6,746,528
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,428,886
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	180,018
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $27,686	
Enter the greater of line (i) or (ii)	27,686
Total deductions	1,636,590
2d. SIPC Net Operating Revenues	$5,109,938
2e. General Assessment @ .0015	$7,665
	(to page 1, line 2.A.)